H.B. Fuller Company	Correspondence to:
1200 Willow Lake Boulevard	P.O. Box 64683
St. Paul, Minnesota 55110-5101	St. Paul, MN 55164-0683
Phone 651-236-5900

March 13, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Terence O’Brien
Accounting Branch Chief

Re:	H.B. Fuller Company
Form 10-K for Fiscal Year Ended December 3, 2011
Form 8-K filed January 19, 2012
File No. 1-9225

Dear Mr. O’Brien:

This letter contains the responses of H.B. Fuller Company (the “Company” or “we”) to the comments regarding the reports referenced above contained in your letter to the Company dated February 28, 2012. We have addressed your comment letter by reproducing each comment below and providing our response immediately thereafter. In addition, the Company has included the written acknowledgement requested by the Commission at the end of this letter.

Form 10-K for Fiscal Year Ended December 3, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview, page 17

1.	We note that you began incurring costs associated with your EIMEA operating segment transformation project. In future filings, please provide investors with a more comprehensive understanding about the specifics of this project and the estimated impact of the project to your consolidated financial statements, including the estimated cash and non-cash costs and the anticipated future cost savings. Please refer to SAB Topic 5:P.4 and ASC 420-10-50-1 for guidance.

Beginning with our Form 10-Q filing for the period ended March 3, 2012, we will provide more comprehensive review of the progress of our EIMEA operating segment transformation project and the estimated impact on our consolidated financial statements, including the disclosures required by SAB Topic 5:P.4 and ASC 420-10-50-1.

Critical Accounting Policies and Significant Estimates, page 18

Goodwill, page 19

United States Securities and Exchange Commission

March 13, 2012

2.	We note your disclosure that the estimated fair value of your Asia Pacific, Construction Products, and Latin America operating segments exceeded the corresponding carrying values by a reasonable margin rather than a significant margin like the EIMEA and North America Adhesives operating segments. It is unclear from your disclosures what you mean by “reasonable margin” versus “significant margin.” For those reporting units that have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for each of these reporting units in future filings:

•	The percentage by which fair value exceeds the carrying value as of the most-recent step one test.

•	The amount of goodwill.

•	A description of the reporting unit specific assumptions that drive the estimated fair value.

•

A discussion of the uncertainty associated with these key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value. Please ensure this disclosure is specific for the corresponding reporting unit.

For those reporting units with estimated fair value substantially exceeds the carrying value, please disclose this determination in future filings. Please refer to Item 303 of Regulation SK and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

In future Form 10-K filings, in the description of our “Critical Accounting Policies and Significant Estimates”, the Company will provide further disclosure to clearly differentiate between reasonable margin and significant margin and will, for the reporting units that have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact our operating results or total shareholders’ equity, provide additional disclosures for each of these reporting units. While we do not consider goodwill balances for Construction Products and Latin America Adhesives material to the balance sheets, statement of cash flow or our continuing operations we are proposing that we would enhance our overall disclosure. The disclosure we would have provided in our fiscal year 2011 Form 10-K is as follows. The proposed changes are shown in bold. This disclosure is consistent with the more detailed discussion provided in the fiscal 2010 Form 10-K filing.

Goodwill: Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a purchase business combination. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to a reporting unit, it no longer retains its association with a particular acquisition, and all the activities within a reporting unit are available to support the value of goodwill. Accounting standards require us to test goodwill for impairment annually or more often if circumstances or events indicate a change in the estimated fair value.

United States Securities and Exchange Commission

March 13, 2012

The goodwill impairment analysis is a two-step process. The first step used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying value, including goodwill. We use a discounted cash flow approach to estimate the fair value of our reporting units. Our judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures and working capital requirements. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated impairment. The implied fair value of goodwill is determined similar to how goodwill is calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. The change in our operating segments in 2011 did not cause a reassessment of our goodwill impairment analysis as our reporting units remained the same.

In the fourth quarter of 2011, we conducted the required annual test of goodwill for impairment. There were no indications of impairment. Of the goodwill balance of $114.9 million as of December 3, 2011, $47.9 million is allocated to the EIMEA reporting unit and $27.5 million is allocated to the North America Adhesives reporting unit. In both of these reporting units, the calculated fair value substantially exceeded the carrying value of the net assets. The Construction Products reporting unit had a goodwill balance of $13.3 million as of December 3, 2011. The calculated fair value of this reporting unit exceeded its carrying value by approximately 27 percent. The goodwill balance in the Latin America Adhesives reporting unit is $5.5 million as of December 3, 2011 and the calculated fair value exceeded its carrying value by approximately 32 percent. The goodwill balance in the Asia Pacific reporting unit is $20.7 million as of December 3, 2011. The calculated fair value exceeded its carrying value by approximately 41 percent. In all three of these reporting units, the calculated fair value exceeded the carrying value by a reasonable margin. To validate our conclusions, we performed sensitivity testing on our reporting units by using a discount rate at the high end of our range. The sensitivity testing resulted in the fair value of EIMEA and North America Adhesives continuing to be substantially in excess of the carrying value of net assets, the Construction Products reporting unit exceeding its carrying value by 4 percent and both the Latin America Adhesives and Asia Pacific reporting units exceeding their carrying values by greater than 20 percent.

United States Securities and Exchange Commission

March 13, 2012

The Construction Products reporting unit continues to be the reporting unit with the least amount of excess fair value over carrying value. The residential construction market in the U.S. began to stabilize in 2010 and in 2011, our Construction Products reporting unit had net revenue growth of 10.1 percent over 2010, mainly due to increased sales volume. Projected cash flows used in the fair value calculation were based on continued growth in 2012 of 6.2 percent. For years beyond 2012, net revenue projections assume continued growth in the mid-single digits through 2016 with a leveling off in the low-single digits for the remaining years. Operating earnings for the Construction Products reporting unit are projected to grow primarily due to revenue growing at a higher rate than SG&A expenses thereby providing better leverage in earnings in future years and manufacturing capacity efficiency improvements in 2014 and beyond. Although we believe the assumptions used to estimate the fair value of the Construction Products reporting unit are realistic, another slowdown or decline in the U.S. residential construction industry could have an adverse impact on Construction Products’ future cash flows.

The Latin America Adhesives reporting unit had net revenue growth of 13.5 percent in 2011 and 10.2 percent in 2010. Projected cash flows used in the fair value calculation were based on growth in the single digits for the remaining years. Operating earnings for the Latin America Adhesives reporting unit are projected to grow primarily due to revenue growing at a higher rate than SG&A expenses.

The Asia Pacific reporting unit had net revenue growth of 28.3 percent in 2011 and 29.3 percent in 2010. Projected cash flows used in the fair value calculation were based on growth in the mid-single digits for the remaining years. Operating earnings for the Asia Pacific reporting unit are projected to grow primarily due to revenue growing at a higher rate than SG&A expenses.

If the economy or business environment falter and we are unable to achieve our assumed revenue growth rates or profit margin percentages, our projections used would need to be remeasured, which could impact the carrying value of our goodwill in one or more of our reporting units. See Note 6 to the Consolidated Financial Statements.

Results of Operations, page 22

3.	In future filings, please separately quantify the extent to which increases/decreases in volume, prices, raw material inflation pass-through, and the introduction of new products attributed to the increase or decrease in net revenue, gross profit and operating income at the consolidated level and the reportable segment level to the extent not already provided. Please also quantify the impact of the other factors disclosed on net revenue, gross profit and operating income for each period presented at the consolidated level and the segment level. For example, you note that increased raw material costs offset by selling prices increases, reduced manufacturing expenses, and reduced SG&A expenses as a percentage of net revenues contributed to the decline in the North America Adhesives operating segment’s segment profit margin; however, you did not provide the quantified impact each of these factors had to allow investors to understand how each of these factors affected margins. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

United States Securities and Exchange Commission

March 13, 2012

Beginning with our Form 10-Q filing for the period ended March 3, 2012, the Company will separately quantify the extent to which increases/decreases in volume and prices attributed to the increase or decrease in net revenue, gross profit and operating income at both the consolidated and operating segment level to the extent that the increases/decreases materially affect the amounts reported. Additionally, the Company will describe and quantify any other significant increases/decreases in revenue or expenses that, in the Company’s judgment, should be described in order to better understand the Company’s results of operations.

4.	In future filings, please ensure your discussion and analysis of the factors impacting the line items comprising income from continuing operations provide investors with a full understanding of the circumstances surrounding each factor and whether that factor is expected to continue to have an impact going forward. For example:

•

The factors listed as impacting the North America Adhesives’ segment profit margin is very similar to the discussion and analysis of the Construction Products’ segment profit margin. However, these two segments’ margins did not trend similarly. As part of this more comprehensive analysis, please ensure you explain why SG&A expenses as a percentage of net revenues declined. For the North American Adhesives operating segment, please provide a discussion analysis about the reduction in manufacturing expenses, as well.

•

You note that your financial results are extremely sensitive to changing raw material costs. Please provide a more comprehensive analysis of the changes in your raw material costs offset by increased selling prices. In this regard, please refer to your discussion and analysis provided during the fiscal year 2011 earnings call on January 19, 2012, in which you provided a more comprehensive analysis of the raw material cost environment.

•

To the extent that underlying operations of your segments are impacting the segment’s operating results differently, a discussion and analysis should be provided. In this regard, we note your statement during the fiscal year 2011 earnings call on January 19, 2012, that the economic growth in Australia remained weak while China was reporting very strong results.

•

To the extent that changes in volumes is do to the increase or decrease in market share, an analysis should be provided. In this regard, we note that you had a couple of major customer wins that positively impacted net revenues but not necessarily margins for the fourth quarter of fiscal year 2011 due to increased marketing costs that was provided as an explanation for increased revenue with somewhat flat margins during your fiscal year 2011 earnings call on January 19, 2012.

Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Beginning with our Form 10-Q filing for the period ended March 3, 2012, the Company will ensure our discussion and analysis of the factors impacting the line items comprising income from continuing operations provide investors with the important circumstances surrounding each factor and whether that factor is expected to continue to have an impact going forward.

United States Securities and Exchange Commission

March 13, 2012

Financial Condition, Liquidity and Capital Resources, page 30

5.	In future filings, please supplement your disclosure regarding your intent to permanently reinvest foreign earnings to clarify that your current plans do not demonstrate a need to repatriate the foreign earnings to fund your U.S. operations, if true. In this regard, we note that you did repatriate dividends from foreign subsidiaries during the fourth quarter of fiscal year 2011.

In Note 1: Nature of Business and Summary of Significant Accounting Policies – Restrictions on Cash, we disclose that the majority of our cash in non-U.S. locations is considered permanently reinvested. Also, in Note 8: Income Taxes, we disclose that we have not recognized a deferred tax liability for unremitted earnings of approximately $359,608 from our foreign operations because our subsidiaries have invested or will invest the undistributed earnings indefinitely or the earnings will be remitted in a tax-free transaction. It is not practicable for us to determine the amount of unrecognized deferred tax liabilities on these indefinitely reinvested earnings. Deferred taxes are recorded for earnings of our foreign operations when we determine that such earnings are no longer indefinitely reinvested

In future Form 10-K report filings, we will supplement our Financial Condition, Liquidity and Capital Resources disclosure regarding our intent to permanently reinvest foreign earnings to clarify that our current plans do not demonstrate a need to repatriate the foreign earnings to fund our U.S. operations and to make the disclosures consistent with other parts of the report. We periodically repatriate dividends from our foreign subsidiaries for which we have not designated these earnings as permanently reinvested or can be remitted in a tax free transaction as part of our regular internal policies.

Note 1: Nature of Business and Summary of Significant Accounting Policies, page 44

6.	We note your statement that your equity method investment in Sekisui-Fuller Company, Ltd. meets the definition of a significant subsidiary, as defined in Rule 1-02(w) of Regulation S-X. However, you did not provide separate financial statements for Sekisui-Fuller Company, Ltd. in accordance with Article 3-09(a) of Regulation S-X. Please advise.

For the fiscal year ended November 27, 2010, our 50 percent ownership in Sekisui-Fuller Company, Ltd., our Japan joint venture, met the definition of a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X because the 10 percent threshold of Regulation S-X Rule 1-02(w)(3) was exceeded. However, when substituting 20 percent for 10 percent in the tests in accordance with Article 3-09(a) of Regulation S-X, the 20 percent threshold was not exceeded. For the fiscal year ended December 3, 2011, the definition of a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X was not met. As such, we applied Rule 1-02(bb) of Regulation S-X by including the required summarized financial information for both fiscal years ended November 27, 2010 and December 3, 2011. In future filings, we will clarify the significance of the subsidiary and, if the 20 percent threshold is exceeded, we will provide separate financial statements for Sekisui-Fuller Co. Ltd. in accordance with Article 3-09(a) of Regulation S-X.

Property, Plant and Equipment, page 46

7.	In future filings, please disclose your policy as to when costs are capitalized versus when costs are considered repair and maintenance costs that are expensed as incurred.

In future Form 10-K filings, in “Note 1: Nature of Business and Summary of Significant Accounting Policies-Property, Plant and Equipment”, we will disclose our accounting policy which states the expenditures that improve or extend the life of the respective assets are capitalized, while maintenance and repairs are expensed as incurred.

United States Securities and Exchange Commission

March 13, 2012

Note 3: Accounting for Share-Based Compensation, page 51

8.	In future filings, please disclose the material terms of your restricted stock units, including your accounting for these instruments. Please refer to ASC 718 for guidance. Please provide us with the disclosures you intend to include in future filings.

In future Form 10-K filings, in “Note 3: Accounting for Share-Based Compensation”, we will modify our disclosure for restricted stock units to be as follows:

Restricted stock awards are nonvested stock-based awards that may include grants of restricted stock shares or restricted stock units. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the release of the restrictions. Such awards generally vest in three years from the date of grant or 33.3 percent per year for three years, depending on the grant. During the vesting period, ownership of the shares cannot be transferred.

Restricted stock shares granted represent newly issued shares and have the same cash dividend and voting rights as other common stock and are considered to be currently issued and outstanding.

Restricted stock units have dividend equivalent rights equal to the cash dividend paid on restricted stock shares. However, restricted stock units do not have voting rights of common stock and are not considered issued and outstanding upon grant. Restricted stock units become newly issued shares when vested.

We expense the cost, which is the grant date fair market value, of both the restricted stock shares and the restricted stock units ratably over the period during which the restrictions lapse. The grant date fair value is our closing stock price on the date of grant.

Note 9: Stockholders’ Equity, page 61

9.	In future filings, please include a table in your footnotes for the effects of changes in your ownership interest on the equity attributable to you. Please refer to ASC 810-10-50-1A.d. and ASC 810-10-55-4M for guidance.

In future Form 10-K filings, if the Company has changes in our ownership interest on equity attributable to us and if the amounts are material, we will include the disclosure.

Note 10: Pension and Postretirement Benefits, page 62

10.	In future filings, please provide a more company-specific description of the basis used to determine the expected long-term rate of return on assets for your U.S. pension plans and for your non-U.S. pension plans. Please refer to ASC 715-20-50-1(d)(iii) for guidance. Please provide us with the disclosures you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

United States Securities and Exchange Commission

March 13, 2012

In future Form 10-K filings, in “Note 10: Pension and Postretirement Benefits”, we will modify our disclosure to provide a more company-specific description of the basis used to determine the expected long-term rate of return on assets for our U.S. pension plans and for our non-U.S. pension plans. The disclosure we would have provided in our fiscal year 2011 Form 10-K is as follows:

The expected long-term rate of return on assets used for the U.S. pension plan and other postretirement benefit plans is based upon the long-term expected returns for the investment mix of assets currently in the portfolio. Management considers expected long-term returns for each asset category, expectations for inflation, and estimates of the impact of active management of the assets to estimate the future expected rate of return. Management also considers actual historical returns.

The expected long-term rate of return on assets used in the non-U.S. plans is determined for each local jurisdiction and is based upon the long-term expected returns for the investment mix of assets currently in the portfolio for that plan. Management considers expected long-term returns for each asset category, expectations for inflation, and estimates of the impact of active management of the assets to estimate the future expected rate of return. Management also considers actual historical returns for each plan.

Note 11: Financial Instruments, page 68

11.	In future filings, please provide the disclosures required by ASC 815-10-50 for the currency option on a portion of the acquisition purchase price for the pending acquisition. Please provide us with the disclosures you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

In future Form 10-K filings, in “Note 11: Financial Instruments”, we will modify our disclosure to meet the requirements ASC 815-10-50 for the currency option. The disclosure we would have provided in our fiscal year 2011 Form 10-K is as follows:

As of December 3, 2011, we had a $100,000 notional amount currency option to exchange U.S. Dollars for Swiss francs. Our objective was to mitigate the exposure on exchange rates on a portion of the proposed purchase price for the pending acquisition of the global industrial adhesives business of Forbo Group. See Note 18 to Consolidated Financial Statements. The fair value of this derivative asset as of December 3, 2011 of $841 is included in Note 13 to Consolidated Financial Statements. The currency option was not designated as a hedge for accounting purposes and the related expense of $3,089 was recognized as a special charge in the income statement. See Note 16 to Consolidated Financial Statements.

Note 12: Commitments and Contingencies, page 70

12.

Regarding your environmental matters and your other legal proceedings, please either disclose an estimate of the reasonably possible additional loss or range of loss that may have been incurred in excess of amounts already recognized for each of these categories, or state that such an estimate cannot be made. In this regard, we note that these matters may have a material impact to your results of operations and/or cash flows. Please refer to ASC 450-20- 50-4 for guidance. If you conclude that you cannot estimate the reasonably possible additional loss or

United States Securities and Exchange Commission

March 13, 2012

range of loss, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Please also disclose your accounting policy for the recognition of a loss contingency and for the disclosure of corresponding reasonably possible losses. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

As disclosed in Item 7 of our fiscal year 2011 Form 10-K, the Company is subject to various claims, lawsuits and other legal proceedings. Reserves for loss contingencies associated with these matters are established when it is determined that a liability is probable and the amount can be reasonably estimated. The assessment of the probable liabilities is based on the facts and circumstances known at the time that the financial statements are being prepared. For cases in which it is determined that a liability is probable but only a range for the potential loss exists, the minimum amount of the range is recorded and subsequently adjusted as better information becomes available. Based upon currently available facts, we do not believe that the ultimate resolution of any pending legal proceeding, individually or in the aggregate, will have a material adverse effect on our long-term financial condition.

Regarding our environmental matters and our other legal proceedings as disclosed in “Note 12: Commitments and Contingencies”, we have a quarterly process in place where our financial management personnel meet with individuals from our Environmental Health and Safety (EHS) organization and with our Corporate Law Department. The purpose of these meetings is to assess the potential liabilities related to environmental matters and other legal proceedings. For matters that existed at the prior quarter-end, the discussion focuses on changes that occurred during the quarter to determine if our accruals or disclosures need to change for the current reporting period. For new matters that arise during the quarter, the facts and circumstances of each matter are discussed to determine if accruals are necessary according to the requirements of ASC 410-30 for environmental matters and ASC 450-20-25-2 for legal proceedings and whether or not disclosure is required if it is determined that it is reasonably possible that a liability has been incurred. If we determine that disclosure is required for matters in which it is reasonably possible that a liability has been incurred and for which we have determined that it is not possible to reasonably estimate the potential cost, then we include disclosure as we did in Note 12 in Form 10-K for Fiscal Year Ended December 3, 2011 related to asbestos liabilities.

Our proposed disclosure is as follows. The proposed changes are shown in bold.

Note 12: Commitments and Contingencies

Environmental Matters. From time to time, we are identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and/or similar state laws that impose liability for costs relating to the clean up of contamination resulting from past spills, disposal or other release of hazardous substances. We are also subject to similar laws in some of the countries where current and former facilities are located. Our environmental, health and safety department monitors compliance with applicable laws on a global basis.

United States Securities and Exchange Commission

March 13, 2012

Currently we are involved in various environmental investigations, clean up activities and administrative proceedings and lawsuits. In particular, we are currently deemed a PRP in conjunction with numerous other parties in a number of government enforcement actions associated with hazardous waste sites. As a PRP, we may be required to pay a share of the costs of investigation and clean up of these sites. In addition, we are engaged in environmental remediation and monitoring efforts at a number of current and former operating facilities, including remediation of environmental contamination at our Sorocaba, Brazil facility. Soil and water samples were collected on and around the Sorocaba facility, and test results indicated that certain contaminants, including carbon tetrachloride and other solvents, exist in the soil and in the groundwater at both the Sorocaba facility and some neighboring properties. We are continuing to work with Brazilian regulatory authorities to implement and operate a remediation system at the site. As of December 3, 2011, $1,085 was recorded as a liability for our best estimate of expected remediation expenses remaining for this site. Depending on the results of the testing of our current remediation actions, it is reasonably possible that we may be required to record additional liabilities related to remediation costs at the Sorocaba facility. Based on management’s analysis, the high end of our range for projected costs to remediate the Sorocaba site is $1,257.

From time to time, we become aware of compliance matters relating to, or receive notices from, federal, state or local entities regarding possible or alleged violations of environmental, health or safety laws and regulations. We review the circumstances of each individual site, considering the number of parties involved, the level of potential liability or contribution of us relative to the other parties, the nature and magnitude of the hazardous substances involved, the method and extent of remediation, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. To the extent we can reasonably estimate the amount of our probable liabilities for environmental matters, we establish a financial provision. As of December 3, 2011, we had reserved $2,145, which represents our best estimate of probable liabilities with respect to environmental matters, inclusive of the accrual related to the Sorocaba facility as described above. It is reasonably possible that we may have additional liabilities related to environmental matters. The high end of our range for projected costs to remediate all known environmental matters is $2,700. However, the full extent of our future liability for environmental matters is difficult to predict because of uncertainty as to the cost of investigation and clean up of the sites, our responsibility for such hazardous substances and the number of and financial condition of other potentially responsible parties.

While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we do not believe that these matters, individually or in aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

Other Legal Proceedings. From time to time and in the ordinary course of business, we are a party to, or a target of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, contract, patent and intellectual property, health and safety and employment matters. While we are unable to predict the outcome of these matters, we do not believe, based upon currently available information, that the ultimate resolution of any pending matter, individually or in aggregate, including the asbestos litigation described in the following paragraphs, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

United States Securities and Exchange Commission

March 13, 2012

We have been named as a defendant in lawsuits in which plaintiffs have alleged injury due to products containing asbestos manufactured more than 25 years ago. The plaintiffs generally bring these lawsuits against multiple defendants and seek damages (both actual and punitive) in very large amounts. In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable injuries or that the injuries suffered were the result of exposure to products manufactured by us. We are typically dismissed as a defendant in such cases without payment. If the plaintiff presents evidence indicating that compensable injury occurred as a result of exposure to our products, the case is generally settled for an amount that reflects the seriousness of the injury, the length, intensity and character of exposure to products containing asbestos, the number and solvency of other defendants in the case, and the jurisdiction in which the case has been brought.

A significant portion of the defense costs and settlements in asbestos-related litigation continues to be paid by third parties, including indemnification pursuant to the provisions of a 1976 agreement under which we acquired a business from a third party. Historically, this third party routinely defended all cases tendered to it and paid settlement amounts resulting from those cases. In the 1990s, the third party sporadically reserved its rights, but continued to defend and settle all asbestos-related claims tendered to it by us. In 2002, the third party rejected the tender of certain cases and indicated it would seek contributions for past defense costs, settlements and judgments. However, this third party is defending and paying settlement amounts, under a reservation of rights, in most of the asbestos cases tendered to the third party. As discussed below, in 2007, we and a group of other defendants, including the third party obligated to indemnify us against certain asbestos-related claims, entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims.

In addition to the indemnification arrangements with third parties, we have insurance policies that generally provide coverage for asbestos liabilities (including defense costs). Historically, insurers have paid a significant portion of our defense costs and settlements in asbestos-related litigation. However, certain of our insurers are insolvent. We have entered into cost-sharing agreements with our insurers that provide for the allocation of defense costs and, in some cases, settlements and judgments, in asbestos-related lawsuits. Under these agreements, we are required in some cases to fund a share of settlements and judgments allocable to years in which the responsible insurer is insolvent. In addition, to delineate our rights under certain insurance policies, in October 2009, we commenced a declaratory judgment action against one of our insurers in the United States District Court for the District of Minnesota. Additional insurers have been brought into the action to address issues related to the scope of their coverage.

As referenced above, in 2007, we and a group of other defendants entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims over a period of years. In total, we had expected to contribute up to $4,114, based on a present value calculation, towards the settlement amounts to be paid to the claimants in exchange for full releases of claims. Of this amount, our insurers had committed to pay $2,043 based on the probable liability of $4,114. Our contributions toward settlements from the time of the agreement through the end of fiscal year 2010 were $1,674 with insurers paying $892 of that amount. Based on this experience we reduced our reserves to an undiscounted amount of $800 with insurers expected to pay $510. During 2011 we contributed another $550 toward settlements with insurers paying $351 of that amount. This reduced our reserves for this agreement to $250 with an insurance receivable of $159, as of December 3, 2011. These amounts represent our best estimate for the settlement amounts yet to be paid related to this agreement. Our reserve is recorded on an undiscounted basis.

United States Securities and Exchange Commission

March 13, 2012

In addition to the group settlement referenced above, a summary of the number of and settlement amounts for asbestos-related lawsuits and claims is as follows:

A summary of the number of and settlement amounts for asbestos-related lawsuits and claims is as follows:

	Year Ended	Year Ended	Year Ended
	December 3,	November 27,	November 28,
	2011	2010	2009
Lawsuits and claims settled	7	4	7
Settlements reached	$537	$458	$846
Insurance payments received or expected to be received	$417	$366	$595

We do not believe that it would be meaningful to disclose the aggregate number of asbestos-related lawsuits filed against us because relatively few of these lawsuits are known to involve exposure to asbestos-containing products that we manufactured. Rather, we believe it is more meaningful to disclose the number of lawsuits that are settled and result in a payment to the plaintiff.

To the extent we can reasonably estimate the amount of our probable liabilities for pending asbestos-related claims, we establish a financial provision and a corresponding receivable for insurance recoveries. As of December 3, 2011, our probable liabilities and insurance recoveries related to asbestos claims were $399 and $295, respectively. We have concluded that it is not possible to reasonably estimate the cost of disposing of other asbestos-related claims (including claims that might be filed in the future) due to our inability to project future events. Future variables include the number of claims filed or dismissed, proof of exposure to our products, seriousness of the alleged injury, the number and solvency of other defendants in each case, the jurisdiction in which the case is brought, the cost of disposing of such claims, the uncertainty of asbestos litigation, insurance coverage and indemnification agreement issues, and the continuing solvency of certain insurance companies.

Based on currently available information, we do not believe that asbestos-related litigation, individually or in aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements in such litigation could negatively impact the results of operations or cash flows in one or more future quarters.

13. Please disclose your accounting policy for the recognition of gain contingencies.

The Company does not typically have material gain contingencies but if we did, gain recognition would be reflected in our financial statements in the period of settlement when no further contingencies exist. In future filings, we will disclose our accounting policy for the recognition of gain contingencies when appropriate.

United States Securities and Exchange Commission

March 13, 2012

Note 13: Fair Value Measurements, page 72

14.	In future filings, please provide the disclosures required by ASC 820-10-50 for fair value measurements on a nonrecurring basis for all periods presented.

Our practice is to include the initial recognition of assets and liabilities measured at fair value in “Note 3: Acquisitions” and then to include any nonrecurring measurements subsequent to the initial recognition in “Note 5: Impairment of Long-lived Assets” or in “Note 6: Goodwill and Other Intangible Assets” as appropriate. In future report filings, we will provide the disclosures required by ASC 820-10-50 for fair value measurements on a nonrecurring basis for all periods presented by appropriately cross-referencing the disclosures to “Note 13: Fair Value Measurements”.

Form 8-K Filed January 19, 2012

15.	In future filings, please reconcile EBITDA from net income. Refer to Item 10(e)(1)(i)(b) of Regulation S-K and Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance. Please also refer to Instruction 2 to Item 2.02 of Form 8-K for additional guidance.

In future filings on Form 8-K, we will reconcile EBITDA from net income.

Written Acknowledgement

Pursuant to your request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information, please call me at (651) 236-5710 or Tim Keenan, Vice President and General Counsel, at (651) 236-5867.

Very truly yours,

James R. Giertz

Senior Vice President and Chief Financial Officer

cc:	Tracey Smith & Al Pavot, Securities and Exchange Commission

Mr. Thomas Lydon, KPMG LLP

Mr. James J. Owens, President and Chief Executive Officer

Mr. Timothy J. Keenan, Vice Pres., General Counsel and Corp. Secretary

Mr. James C. McCreary, Jr., Vice Pres., Corp. Controller